SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

31 May 2023

Prudential appoints Ben Bulmer as Chief Financial Officer

Prudential plc ('Prudential', the 'Company' or the 'Group') announces the appointment, subject to regulatory approval, of Ben Bulmer as Chief Financial Officer.

Mr Bulmer is currently CFO, Insurance and Asset Management, having previously served as Chief Financial Officer of Prudential Corporation Asia. He has extensive experience of the Group, having served in a variety of leadership positions across the finance function in Asia and London since joining in 1997.

Mr Bulmer becomes a member of the Group Executive Committee, reporting to Anil Wadhwani, Chief Executive Officer, and will continue to be based in Hong Kong.

Mr Bulmer succeeds James Turner, who has resigned today as Chief Financial Officer in light of an  investigation into a Code of Conduct issue relating to a recent recruitment situation.  The Group sets itself high standards and Mr Turner fell short on this occasion. Mr Turner will remain available to the Group for a period of four months to support a smooth transition.

There are no implications for the financial performance, reporting or operations of the business.

Anil Wadhwani, Chief Executive Officer said: "I am delighted to appoint Ben as Chief Financial Officer. Ben is a highly experienced finance leader who has developed a deep understanding of our business and markets during his 26 years at Prudential, including in his role as Chief Financial Officer at Prudential Hong Kong's Life Insurance businesses and in central finance roles in the Group. The Board and I have a strong relationship with Ben and look forward to continuing to work closely with him in his new role as we seek to take advantage of the significant opportunities ahead.

"Our Code of Conduct sets out that we expect all our colleagues to adhere to the highest professional standards and behaviours.  On behalf of the Board, I would like to extend our gratitude to James for his twelve years of contribution to the business and wish him well for the future."

The Group expects to publish its Half Year Results on 30 August, as previously announced.

ENDS

Contacts:

Media		Investors/analysts
Simon Kutner	+44 (0)7581 023260	Patrick Bowes	+852 9611 2981
Sonia Tsang	+852 5580 7525	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

1.   Mr Bulmer joined the Company in 1997 and has served in a variety of senior finance positions in Asia and London. In his most recent role as CFO, Insurance and Asset Management, Mr Bulmer leads the Performance Management, Financial Planning & Analysis, Finance Operations & Control, Tax, Actuarial and Capital Management functions of the Prudential Group.  He is a member of the Group Management Forum and manages a finance community of 16 CFOs across 13 countries and the Africa Regional Head Office.

Mr Bulmer is an accomplished Finance Executive having held a variety of leadership roles including CFO, Insurance and Asset Management, Regional CFO of Prudential Asia, CFO of Eastspring, the Group's asset management business, CFO of Prudential Hong Kong's Life and General Insurance businesses and Chief Accountant of Prudential Asia.

He has extensive Board and Committee experience in insurance and asset management across Asian markets and has a proven history of leading large scale change programmes.

Mr Bulmer is a Chartered Accountant (The Chartered Institute of Management Accountants) and holds a Bachelor of Arts (Hons) degree from The London School of Economics.

2.   In line with the Group's remuneration policy approved by shareholders, remuneration arrangements for Mr Turner are in line with his contractual entitlements and there are no additional payments. The Remuneration Committee has decided that certain past variable remuneration awards will lapse following Mr Turner's departure and an adjustment may be made in the future to other awards, if appropriate in line with the provisions of the policy and in line with the rules of the relevant plans.

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 May 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Thomas Clarkson
Company Secretary